Hunni Co

PROFIT AND LOSS

January - December 2019

	TOTAL
Income	
Sales	38,159.53
Total Income	**$38,159.53**
Cost of Goods Sold	
Cost of Goods Sold	109,934.16
Shipping	1,274.87
Total Cost of Goods Sold	**$111,209.03**
GROSS PROFIT	**$ -73,049.50**
Expenses	
Advertising & Marketing	20,807.90
Bank Charges & Fees	45.00
Car & Truck	100.25
Charitable Contributions	4,545.00
Insurance	1,210.00
Meals & Entertainment	664.89
Office Supplies & Software	728.66
Other Business Expenses	1,605.20
Purchases	1,965.59
Rent & Lease	49,798.13
Travel	70.00
Uncategorized Expense	681.14
Utilities	977.56
Total Expenses	**$83,199.32**
NET OPERATING INCOME	**$ -156,248.82**
Other Income	
Interest	69.46
Total Other Income	**$69.46**
NET OTHER INCOME	**$69.46**
NET INCOME	**$ -156,179.36**